SRM ENTERTAINMENT, INC.

1061 E Indiantown Road, Suite 110

Jupiter, FL 33477

Tel: (212) 930-9700

April 28, 2023

VIA EDGAR

Erin Donahue and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: SRM Entertainment, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted on April 7, 2023
CIK No. 0001956744

Dear Mr. Donahue and Ms. Timmons-Pierce,

On behalf of SRM Entertainment, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on April 25, 2023, regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Amendment No. 2”), which was confidentially submitted to the Commission on April 7, 2023.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. An amendment to the Draft Registration Statement (“Amendment No. 3”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Amendment No. 2, has also been confidentially submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on April 7, 2023 Use of Proceeds, page 44

1.	Please revise footnote (1) to correctly disclose the principal balance of the Promissory Note at December 31, 2022. The amount currently disclosed is not consistent with the balance sheet on page F-13.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 and throughout Amendment No. 3 to disclose that the total amount due to Jupiter Wellness totaled $1,488,966 at December 31, 2022, consisting of a Promissory Note with a principal balance of $1,482,673 and an additional $6,293 of expenses paid by Jupiter Wellness on behalf of SRM.

Capitalization, page 46

2.	We note the changes made in response to prior comment 3. Please explain to us the inconsistencies between the retained earnings and additional paid-in capital balances in the pro forma column of the capitalization table and the respective balances on the pro forma balance sheet on page 50, or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma retained earnings and additional paid-in capital adjustments in the table on pages 44 and 48 now reflect the pro forma balance as if the transaction had occurred on December 31, 2022. The pro forma balances of retained earnings (deficit) reflects the common control transaction with SRM Limited as the successor company.

SRM Entertainment, Inc.

April 28, 2023

Dilution, page 47

3.	We note several inconsistent and confusing disclosure in the dilution section. Please address the following:

●	In the last sentence of the second introductory paragraph you disclose an immediate increase in the pro forma as adjusted net tangible book value of $0.88 per share to the existing stockholder, Jupiter Wellness. Explain to us why that amount differs from the $0.77 per share discussed in the preceding sentence and presented in the table below, or revise as appropriate.
●	Revise the table to correctly present per share amounts on the captions titled “Pro forma net tangible book value per share as of December 31, 2022” and “Pro forma as adjusted net tangible book value per share after this offering”.
●	In the last sentence on page 47, revise to disclose both the “increase (decrease)” to your pro forma as adjusted net tangible book value and the “decrease (increase)” in the dilution per share to investors participating in this offering as a result of an increase (decrease) of 100,000 in the number of shares offered.
●	Revise the last paragraph on page 48 to disclose the correct number of shares of common stock that would be held by new investors if the Representative exercises its option to purchase additional shares of common stock in full in this offering.

Response: The Company acknowledges the Staff’s comment and has revised the dilution section on page 45 of Amendment No. 3 accordingly.

4.	Refer to footnote (1) to the dilution table. Please revise to clarify, if true, that the 1,700,000 shares issued to the Founders were included in the denominator used to calculate pro forma net tangible book value per share as of December 31, 2022. Otherwise, advise us.

Response: The Company acknowledges the Staff’s comment and has revised footnote (1) to the dilution table on page 45 of Amendment No. 3 accordingly.

5.	In the first sentence of the last paragraph on page 47, you disclose that each $1.00 increase (decrease) in the assumed initial public offering price of $5.00 per share would “increase (decrease)” the dilution per share to investors participating in this offering by approximately $5.07 per share. It appears that a decrease of $1.00 in the initial public offering price would result in a decrease in the $4.23 dilution per share to new investors currently presented in the table. Please revise, or advise us.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of Amendment No. 3 accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements, page 49

6.	We note your response to prior comment 6. Please include a footnote to the statement explaining the reasons for the reclassification of $367,262 from retained earnings to additional paid-in capital on the pro forma balance sheet on page 50. Tell us the accounting guidance on which you relied when recording that adjustment. Explain to us why the amount adjusted is not based on your negative additional paid-in capital and retained earnings balances as of December 31, 2022, given the fact that the pro forma balance sheet assumes that the separation was consummated at that date.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma retained earnings and additional paid-in capital adjustments in the table on pages 44 and 48 now reflect the pro forma balance as if the transaction had occurred on December 31, 2022. The pro forma balances of retained earnings reflects the common control transaction with SRM Limited as the successor company.

SRM Entertainment, Inc.

April 28, 2023

7.	Revise the statement to also disclose the historical numbers of issued and outstanding shares of common stock for SRM Inc. as of December 31, 2022.

Response: The Company acknowledges the Staff’s comment and has revised the Unaudited Pro Forma Condensed Combined Balance Sheet on page 50 of Amendment No. 3 to reflect the historical number of issued and outstanding shares of common stock for the Company as of December 31, 2022.

8.	Please revise the pro forma statements of operations on pages 51 and 52 and other sections of the filing, as applicable, to present your net income (loss) per share amounts rounded to the nearest cent (i.e., using only two decimal points), in order not to imply a greater degree of precision than exists.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 49 and 50 of Amendment No. 3 to reflect the Company’s net income (loss) per share amounts rounded to the nearest cent.

9.	Please explain to us why, on page 52, the pro forma weighted-average shares used to compute pro forma net income per share for the year ended December 31, 2021 does not include the 1,700,000 Founder shares. Otherwise, revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 50 of Amendment No. 3 accordingly.

Certain Relationships and Related Party Transactions, page 76

10.	Please disclose the loans you received from Jupiter Wellness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 75 of Amendment No. 3 to reflect the loans received from Jupiter Wellness and their conversion into the Note.

SRM Entertainment, Inc.

April 28, 2023

Please do not hesitate to contact our counsel Arthur Marcus at (212) 930-9700 with any questions or comments regarding this correspondence or on Amendment No. 3, concurrently submitted herewith. Thank you.

Sincerely,

SRM Entertainment, Inc.

By:	/s/ Richard Miller
Richard Miller
Chief Executive Officer

cc:	Stephany Yang and Martin James, Securities and Exchange Commission
Arthur Marcus, Esq., Sichenzia Ross Ference LLP